Filed Pursuant to Rule 433

Registration No. 333-226056

and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

April 1, 2019

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	Series O Junior Subordinated Debentures due May 1, 2079
Registration Format:	SEC Registered
Principal Amount:	$500,000,000
Date of Maturity:	May 1, 2079
Coupon Rate During
Fixed Rate Period:	From Settlement Date to May 1, 2029, at the rate of 5.65%, payable semi-annually in arrears on May 1 and November 1, beginning November 1, 2019
Coupon Rate During
Floating Rate Period:	From May 1, 2029 to maturity at a floating rate based on the Three-Month LIBOR Rate plus 315.6 basis points (3.156%), reset quarterly, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning August 1, 2029
Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	100% of the principal amount thereof
Trade Date:	April 1, 2019
Settlement Date:*	April 4, 2019
Optional Redemption:	Redeemable at any time on or after May 1, 2029 at 100% of the principal amount plus any accrued and unpaid interest.
Call for Tax Event:	Prior to May 1, 2029, at any time at 100% of the principal amount plus any accrued and unpaid interest.
Call for Rating Agency Event:	Prior to May 1, 2029, at any time at 102% of the principal amount plus any accrued and unpaid interest.
CUSIP / ISIN Number:	65339K BK5/ US65339KBK51

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa2” (stable)
S&P Global Ratings	“BBB” (stable)
Fitch Ratings, Inc.	“BBB” (stable)

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Wells Fargo Securities, LLC

___________________

*  It is expected that delivery of the Junior Subordinated Debentures will be made against payment therefor on or about April 4, 2019, which will be the third business day following the date of pricing of the Junior Subordinated Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Junior Subordinated Debentures initially will settle in T+3, purchasers who wish to trade the Junior Subordinated Debentures on the date of pricing of the Junior Subordinated Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

** A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Rating Agency Event,” “Tax Event” and “Three-Month LIBOR Rate” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated April 1, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.